Safety Insurance
20 Custom House Street
Boston, Massachusetts  02110

VIA EDGAR

February 1, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Safety Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Registrant”) to the comment letter dated December 11, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Form 10-K for the fiscal year ended December 31, 2005.

We appreciate the opportunity to work with the Staff to enhance the disclosures in our periodic filings and have tried to be as comprehensive as possible in our responses.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.  Page references refer to pages in the Registrant’s 2005 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2005, Item 7. MD&A, Critical Accounting Policies — Loss and Loss Adjustment Expense Reserve, page 43:

1a.                                Since IBNR reserves estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves for each line of business. In addition, describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well:

We would add the following disclosure after the tables for Net Reserves for Losses and LAE in the MD&A on page 45:

The following tables present case reserves and IBNR reserves for each line of business as of December 31, 2005 and December 31, 2004.

	December 31, 2005
Line of Business	Case	IBNR	Total
Private Passenger Auto	$196,009	$15,318	$211,327
CAR assumed Private Passenger	43,509	23,579	67,088
Commercial Auto	29,361	7,621	36,982
CAR assumed Commercial Auto	6,700	8,264	14,964
Homeowners	16,194	7,303	23,497
FAIR Plan assumed Homeowners	3,492	3,756	7,248
All Other	3,649	5,411	9,060
Total Net Reserves for Losses and LAE	$298,914	$71,252	$370,166

	December 31, 2004
Line of Business	Case	IBNR	Total
Private Passenger Auto	$194,364	$9,528	$203,892
CAR assumed Private Passenger	46,181	38,484	84,665
Commercial Auto	28,091	6,562	34,653
CAR assumed Commercial Auto	7,100	7,041	14,141
Homeowners	13,089	4,803	17,892
FAIR Plan assumed Homeowners	1,709	4,484	6,193
All Other	1,968	3,327	5,295
Total Net Reserves for Losses and LAE	$292,502	$74,229	$366,731

We believe that the following disclosure changes (in italics) to the last paragraph on page 43 would make the explanation of calculating reserves, including IBNR reserves clearer in the 10K:

Management determines the Company’s loss and LAE reserves estimate based upon the analysis of the Company’s actuaries. A reasonable estimate is derived by selecting a point estimate within a range of indications as calculated by the Company’s actuaries using generally accepted actuarial techniques. The key assumption in most actuarial analysis is that past patterns of frequency and severity will repeat in the future, unless a significant change in the factors described above takes place. Our key factors and resulting  assumptions are the ultimate frequency and severity of claims, based upon the most recent ten years of claims reported to the Company, and the data CAR reports to us to calculate our share of the residual market, as of the date of the applicable balance sheet. For each accident year and each coverage within a line of business our actuaries calculate the ultimate losses incurred. Our total reserves are the difference between the ultimate losses incurred and the cumulative loss and loss adjustment payments made to date. Our IBNR reserves are calculated as the difference between our total reserves and the outstanding case reserves at the end of the accounting period. To calculate ultimate losses our actuaries calculate a range of indications and select a point estimation using such actuarial techniques as:

We intend to prospectively include the above disclosure in all Form 10-K and 10-Q filings beginning with the Form 10-K filing as of December 31, 2006.

1b.                                We note that you review previously established reserves each quarter and adjust them if necessary. Please describe how your review procedures differ on an annual and interim reporting basis:

Our review procedures do not differ between annual and interim reporting. The process is the same each quarter and for year end.

1c.                                We note your disclosure that management determines the Company’s reserves estimate based upon the work of actuaries and management’s own assessment of reasonable reserves. Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by it’s actuaries.

1.                                      If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment:

2.                                      When such adjustments are made, include in the MD&A disclosure that identifies the amount of adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary:

Management does not have a policy for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

Management does have the ultimate responsibility of setting reasonable reserves. As we further explain in our answer to question 1d., management has established a process for our actuaries to follow in establishing reasonable reserves. The process consists of meeting with our claims department, establishing ultimate incurred losses by using development models accepted by the actuarial community, and reviewing the analysis with management.

We believe that the following disclosure changes (in italics) to the first sentence in the last paragraph on page 14 would make the explanation of calculating reserves, clearer in the 10K:

Management determines its loss and LAE reserves estimates, based upon the analysis of the Company’s actuaries. Management has established a process for the Company’s actuaries to follow in establishing reasonable reserves. The process consists of meeting with our claims department, establishing ultimate incurred losses by using development models accepted by the actuarial community, and reviewing the analysis with management. The Company’s estimate for loss and LAE reserves, net of the effect of ceded reinsurance, ranges from a low of $332,266 to a high of $382,506 as of December 31, 2005. The Company’s loss and LAE reserves were set at $370,166 as of December 31, 2005.

We have not adjusted the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by our actuaries. If however management did adjust the liability, we would disclose as you have suggested.

We intend to prospectively include the above disclosure in all Form 10-K and 10-Q filings beginning with the Form 10-K filing as of December 31, 2006.

1d.                                We note that you have identified frequency and severity of claims as the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. Please expand your discussion to include the following:

1.                                      For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry guide 6.

2.                                      Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified:

Our key assumptions regarding frequency and severity typically do not change from assumptions used in the preceding accounting periods. We would make a disclosure if such a change did occur. Also our assumptions are not premised on future emergence that is inconsistent with historical loss reserve development patterns. If our assumptions were so premised, we would disclose as you have suggested.

Further answering your question, the key assumption in most actuarial analysis is that past patterns of frequency and severity will repeat themselves in the future, unless a significant change in one or more of the factors described below takes place:

1.                                       Staffing and workflow issues within the claims department that could be affecting claims handling,

2.                                       New claim set-up and closing procedures within the claims department,

3.                                       Changes to cost containment and fraud investigation procedures, in terms of both internal practices, and on-going efforts outside the company,

4.                                       Changes to the legal landscape that may impact legal fees and/or jury finding, and

5.                                       Changes to the various vendors we use for appraising and adjusting claims

Each quarter our Actuarial Department meets with claims management to review any significant changes in the above factors. All of the business that Safety writes is then broken up by line of business, by coverage, by distribution source, and by other attributes into 145 loss development triangles.  Each quarter, we run loss development models over each triangle.  There are 40 quarters under consideration, and we set up 5,800 (145 X 40) continuous probability distributions (“p.d.f.”) and select 5,800 reasonable point estimates within each distribution. The range of reasonable point estimates for ultimate frequency or severity increases as the accident quarter under consideration gets newer and newer.

The probability that all of our 5,800 selected ultimate frequency and severity point estimates is correct is zero.  This is not because our actuaries’ models are inherently flawed, but this is by definition. Given a continuously distributed stochastic process, the probability of any particular outcome is zero. The probability of a range of outcomes is greater than zero.  Accounting principles require us to establish point estimates in a world where claims emergence and claims handling is a stochastic process.  The probability of achieving this point estimate is zero. However, there is a probability greater than zero that our 5,800 point estimates are within a reasonable range.  Our goal is to determine this range and book reserves that are within this reasonable range 100% of the time.

Quarterly, a diagonal of new loss and loss expense data is added to each loss development triangle and our models are re-run.  For the most part, the range on a prior accident quarter tightens since the accident quarter is now one quarter closer to ultimate settlement.  Previously established IBNR reserves turn into outstanding case reserves, and previously established outstanding case reserves turn into claim payments.  The uncertainty regarding claims reporting, claims processing and claims closing is reduced, and thus the range around a reasonable ultimate incurred loss and loss expense is reduced.  Sometimes more or less claims emerge than what was expected in the previous quarter(s).  Sometimes individual claims settle for an amount above or below the case reserve. The model takes this into account, so that the range tightens and the mean of the range increases or decreases.  Ultimate loss incurred estimates and reserve estimates do not change over time due to a change in our key assumptions. They change due to the addition of new information regarding a set of claims.

We believe that disclosing the 145 individual loss development triangles, the 5,800 quarterly p.d.f.’s and how the p.d.f.’s have changed over time would be overly confusing to the readers of our filings and therefore we have not disclosed them.

At the Staff’s convenience, we are available to discuss any of these comments in a conference call.  Please feel free to contact Edward N. Patrick, Jr., Vice President Underwriting, at (617) 951-0600, Extension 1201, or me at (617) 951-0600, Extension 4012 at your earliest convenience.

Very truly yours,

/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary